September 8, 2022

Bradley Ecker, Esq. Geoffrey Kruczek, Esq. United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, N.E. Washington, DC 20549-3010
Re:	ALR Technologies SG Pte. Ltd. Amendment No. 2 to Registration Statement on Form F-4 Filed on August 5, 2022 File No. 333-265166

Dear Mr. Ecker and Mr. Kruczek:

By your letter dated August 17, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Amendment No. 2 Registration Statement on Form F-4 (“Amendment 2”) submitted on August 5, 2022 by our client, ALR Technologies SG Pte. Ltd. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the Amendment No. 3 to the Registration Statement (“Amendment 3”) and to the prospectus included therein.

Concurrently herewith, we are submitting Amendment No. 3 electronically via the EDGAR system. The changes made in Amendment 3 reflect the responses of the Comment to the Staff’s comments as set forth in the SEC Letter.

The Company has asked us to convey the following as its responses to the Staff.

Exhibit 23.1, page 1

1.	Please advise your independent registered public accounting firm to provide an updated auditor consent.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided an updated auditor consent as Exhibit 23.1 to Amendment 3.

Exhibits

2.	We note your Option Agreement with your CEO, Sidney Chan, entered into on July 7, 2022. Please file this Option Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully notes the Staff’s comment and respectfully advises the Staff that it has filed the Option Agreement as Exhibit 10.5 to Amendment 3.

Exhibits

3.	Paragraph 7 of Exhibit 5.1 includes numerous inappropriate assumptions underlying the opinion rendered. Please file a revised opinion that does not include those assumptions.

Response:

The Company respectfully notes the Staff’s comment and has caused an updated Exhibit 5.1 to be filed with Amendment 3 which has been revised to reflect the modification and/or removal of certain assumptions included in Exhibit 5.1 filed with Amendment 2, including the removal of the assumptions contained in paragraphs d., g.(i) and (ii), h., i., k., m., n., i.(i) and (ii), p., q., r., t., w., x., and z of the Exhibit 5.1 previously filed with Amendment 2.

General

4.	Please expand your revisions in response to prior comment 4 to clarify if you considered the tax consequences of the merger to your controlling and non-controlling shareholders.

Response:

The Company respectfully notes the Staff’s comment and has revised the Section entitled Material Tax Considerations Relating to the Reincorporation on page 33 to provide the requested clarification.

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (435) 674 0400 or rick.guerisoli@dentons.com.

Very truly yours, /s/ Rick Guerisoli Rick Guerisoli

cc: Steve Brassard

ALR Technologies SG Pte. Ltd.